Exhibit 3.3

SECOND AMENDMENT TO THE THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BIOVENTRIX, INC.

Bioventrix, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is Bioventrix, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 8, 2012.

SECOND: That the Board of Directors and the requisite stockholders of this corporation have duly adopted resolutions proposing to amend the Third Amended and Restated Certificate of Incorporation of this corporation that was filed on March 29, 2023 with the Delaware Secretary of State which was amended by the First Amendment to the Third Amended and Restated Certificate of Incorporation of this corporation that was filed on January 16, 2024 with the Delaware Secretary of State, which resolutions setting forth the proposed second amendment are as follows:

RESOLVED: That the Third Amended and Restated Certificate of Incorporation of this corporation be amended as follows:

The second paragraph of ARTICLE FOURTH of the Third Amended and Restated Certificate of Incorporation shall be deleted and replaced with the following:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) twenty-five million (25,000,000) shares of Common Stock, $0.0001 par value per share (“Common Stock”) and (ii) twelve million five hundred thousand (12,500,000) shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”), of which four million eight hundred fifty thousand (4,850,000) shares are designated Series A Preferred Stock and seven million six hundred fifty thousand (7,650,000) shares are designated Blank Check Preferred Stock.”

The first paragraph of ARTICLE FOURTH Part B. of the Third Amended and Restated Certificate of Incorporation shall be deleted and replaced with the following:

“B. PREFERRED STOCK

Seven million six hundred fifty thousand (7,650,000) shares of the authorized Preferred Stock of the Corporation are hereby designated “Blank Check Preferred Stock” that may be issued from time to time and in one or more series. The Board of Directors of the Corporation is authorized to determine or alter the powers, preferences and rights, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Blank Check Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Blank Check Preferred Stock, to increase or decrease (but not below the number of shares of any such series of Preferred Stock then outstanding) the number of shares of any such series of Blank Check Preferred Stock, and to fix the number of shares of any series of Blank Check Preferred Stock. In the event that the number of shares of any series of Blank Check Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of Blank Check Preferred Stock subject to the requirements of applicable law.

Second Amendment to the Third Amended and Restated Certificate of Incorporation

Four million eight hundred fifty thousand (4,850,000) shares of the authorized Preferred Stock of the Corporation are hereby designated “Series A Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to “Sections” in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to “Preferred Stock” mean the Series A Preferred Stock.”

Section 3.2 of Part B. of Article FOURTH of the Third Amended and Restated Certificate of Incorporation shall be deleted and replaced with the following:

“3.2. Election of Directors. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation; provided, however, for administrative convenience, any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the Common Stock given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Common Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting. The holders of record of the shares of Common Stock and the holders of record of the shares of Series A Preferred Stock, exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2. The rights of the holders of the Series A Preferred Stock under this Section 3.2 shall terminate on the first date following the date the first share of Series A Preferred Stock was issued (the “Original Issue Date”) on which there are issued and outstanding less than 782,500 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock).”

Section 5.1 of Part B. of Article FOURTH of the Third Amended and Restated Certificate of Incorporation shall be deleted and replaced with the following:

“5.1 Triggering Event. Upon the closing of the sale of shares of Common Stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $7,500,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors (the time of such closing or the date and time specified or the time of the event specified in such approval is referred to herein as the “Mandatory Conversion Time”), then at the Mandatory Conversion Time (i) each outstanding share of Series A Preferred Stock shall automatically be converted into shares of Common Stock at a conversion rate equal to the greater of (A) the then effective conversion rate as calculated pursuant to Section 4.1.1 or (B) the Liquidation Amount of the Series A Preferred Stock divided by the price per share of the Common Stock issued in the public offering and (ii) such shares may not be reissued by the Corporation.”

IN WITNESS WHEREOF, this Second Amendment to the Third Amended and Restated Certificate of Incorporation has been executed by the President of the corporation on this ____ day of ___________ 2024.

David Richmond, President

Second Amendment to the Third Amended and Restated Certificate of Incorporation